Exhibit 99.3
RELIANCE BANCSHARES, INC.
NOMINATING & GOVERNANCE COMMITTEE CHARTER

COMMITTEE’S PURPOSE
     The Nominating & Governance Committee (the “Committee”) of Reliance Bancshares, Inc. (“Reliance”) is appointed by the Board of Directors (the “Board”) to assist the Board in identifying qualified individuals to become directors, recommend to the Board qualified director nominees for election at the stockholders’ annual meeting, determine membership on the Board committees, recommend corporate governance guidelines and oversee annual self-evaluations by the Board. The Board will evaluate the Nominating & Governance Committee annually.
COMMITTEE MEMBERSHIP
     The Committee members shall be appointed, and may be replaced, by the Board. The Committee shall consist of no fewer than three (3) outside, non-management directors as determined by the Board in the exercise of its business judgment. The Board shall appoint the Chairperson of the Committee.
MEETINGS
     The Committee shall meet as often as necessary to carry out its responsibilities. Any Committee member may request the Chairperson of the Committee to call a meeting. The Chairperson of Committee shall report on any Committee meeting held at the next regularly scheduled Board meeting following the Committee meeting. Committee members shall serve for a period of one year unless a member resigns or is replaced by the Board of Directors and a successor is appointed. The Committee will keep minutes of each of its meetings.
COMMITTEE AUTHORITY AND RESPONSIBILITIES
1.	The Committee shall evaluate the size of the Board, develop criteria for Board membership and evaluate the independence and qualifications of existing and prospective directors.

2.	The Committee shall recommend to the Board director nominees for election at the stockholders’ annual meeting and shall take into account potential director nominees proposed by stockholders.

3.	Prior to nominating an existing director for re-election to the Board, the Committee shall consider and review with respect to each existing director:
a.	Board and committee meeting attendance and performance;

b.	length of Board service;

c.	experience, skills and contributions that the existing director brings to the Board;

d.	independence; and

e.	any significant change in status.

4.	In the event that a director vacancy arises, the Committee shall seek and identify a qualified director nominee to be recommended to the Board for either appointment by the Board to serve the remainder of the term of the director position that is vacant and/or election at the stockholders’ annual meeting.

5.	A director nominee shall meet such director qualifications as may from time to time be established by the Board, including that the director nominee possess personal and professional integrity, has good business judgment, relevant experience and skills and will be an effective director in conjunction with the full Board in collectively serving the long-term interests of the Company’s stockholders.

6.	The Committee shall have the sole discretion and authority to retain any search firm to assist in identifying director candidates, retain outside counsel and/or any other internal or external advisors and approve all related fees and retention terms.

7.	The Committee shall review the Board’s committee structure (including the nature, structure and operations of other Board committees) and recommend to the Board for its approval directors to be appointed as members on each Board committee. Prior to recommending the re-appointment of a director to a Board committee, the Committee shall review the existing director’s independence, if required, skills, Board committee meeting attendance, performance and contribution, and his or her fulfillment of committee responsibilities. If a vacancy on a Board committee occurs, the Committee shall recommend a director with relevant experience and skills, and who is independent, if required by the committee charter, to be appointed to fill the vacancy.

8.	The Committee shall review shareholder proposals duly and properly submitted to the Company and recommend appropriate action by the full Board.

9.	The Committee shall review any proposed amendments to the Company’s Restated Articles of Incorporation and Bylaws and recommend appropriate action by the full Board.

10.	The Committee shall monitor the Board’s and Company’s compliance with any commitments made to the Company’s regulators or otherwise regarding changes in corporate governance practices and requirements under applicable laws and regulations and make recommendations to the full Board.

11.	The Committee shall recommend to the Board for its approval corporate governance guidelines. The Committee will review annually the Company’s corporate governance guidelines practices and recommend any proposed changes to the Board for approval.

12.	The Committee shall develop and recommend to the Board for its approval an annual self-evaluation process for the full Board that will be conducted and overseen by the Committee. The Committee shall report to the full Board, following the end of each fiscal year, the results of the annual self-evaluation, including any comments from the self-evaluations. However, any comments from the self-evaluations regarding individual directors shall be reported to the Chairman, and CEO and if necessary, to the relevant committee chairman.

13.	The Committee shall oversee and review the Company’s process for providing information to the Board, assessing channels through which information is received, and the quality and timeliness of the information received and make recommendations to managements regarding same.
14.	The Committee shall develop with management and monitor the process of orienting new directors and continuing education for existing directors.

15.	The Committee shall annually review its own performance by distributing to its members a written self-assessment.

16.	Any concerns regarding non-financial matters that are reported pursuant to the Company’s anonymous reporting system that the Audit Committee refers to the Committee shall be reviewed and investigated by the Committee.

17.	The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

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